SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Updated Arrangements of the Annual General Meeting, dated May 12, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 13, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATED ARRANGEMENTS OF THE ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting (the “AGM”) of China Mobile Limited (the “Company”) dated 14 April 2020 (the “AGM Notice”). The AGM will be held on Wednesday, 20 May 2020 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.

UPDATED ARRANGEMENTS IN RELATION TO ATTENDANCE OF THE AGM

Pursuant to Section 5(3) of the Prevention and Control of Disease (Prohibition on Group Gathering) (Amendment) (No. 2) Regulation 2020 made on 5 May 2020 (the “Amendment Regulation”), a group gathering of more than 50 persons during a  shareholders’ meeting  of a listed company is required to be separated in different rooms or partitioned areas, each accommodating not more than 50 persons.

In light of the Amendment Regulation which came into operation on 8 May 2020, the Company will put in place the following updated arrangements in connection with the AGM.

Limiting attendance of the AGM in person: To comply with the Amendment Regulation and in light of the situation at the AGM venue, the Company will limit attendance of the AGM in person to 100 shareholders, with not more than 50 persons to be accommodated in each meeting room or partitioned area.

Prior online registration by registered shareholders: Registered shareholders (i.e. persons or companies holding shares of the Company in their own names which are entered in the Company’s register of members) (the “Registered Shareholders”) who wish to attend the AGM in person are requested to register their interest to attend and provide the following details by email at agm2020@chinamobilehk.com during the period from Wednesday, 13 May 2020, 9:00 a.m. to Thursday, 14 May 2020, 6:00 p.m.:

(1) full name of the Registered Shareholder in English;

(2) registered address of the Registered Shareholder in English, or his/her 10-digit shareholder reference number starting with the letter “C” printed under the barcode on the top right corner of the notification letter to Registered Shareholders sent on 14 April 2020; and

(3) telephone number (optional) for ease of contact.

Basis of allocation: If registrations are received by the Company from more than 100 Registered Shareholders, balloting will be conducted.

Notification: Registered Shareholders who have been allocated the right of admission to the AGM venue in person will be notified individually by email on or before Monday, 18 May 2020, and such Registered Shareholders must bring the confirmation email when attending the AGM. No notification will be sent to those persons who are not successful in the balloting.

OTHER PRECAUTIONS TO BE TAKEN AT THE AGM

As stated in the AGM Notice and the proxy form in respect of the AGM (the “Proxy Form”), in accordance with the Joint Statement in relation to General Meetings in light of  the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation issued by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited on 1 April 2020, the Company will take all practicable precautions to ensure the health and safety of shareholders attending the AGM, including but not limited to mandatory screening of body temperatures, requiring attendees to bring and wear their own surgical masks, physical distancing, no food or beverage service and no handing out of gifts. The Company will refuse entry to persons whose body temperature is 37.5ºC or higher, with flu-like symptoms or under quarantine.

THE PROXY FORM

The Company once again encourages shareholders to consider appointing the chairman of the AGM as his/her proxy to exercise his/her voting rights, instead of attending the AGM in person. A shareholder who has returned a Proxy Form to appoint a person other than the chairman of the AGM as his/her proxy may now still choose to appoint the chairman of  the AGM as his/her proxy to exercise his/her voting rights by completing and returning a new Proxy Form which will supersede the Proxy Form previously returned.

As stated in the AGM Notice and the Proxy Form, the Proxy Form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong or its share registrar at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at least 24 hours before the time for holding the AGM.

CONTACTING THE COMPANY AND ITS SHARE REGISTRAR

If shareholders have any questions relating to the AGM, please contact the Company’s share registrar as follows:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre

183 Queen’s Road East Wanchai, Hong Kong

Telephone: +852 2862 8555

Facsimile: +852 2865 0990

Email: hkinfo@computershare.com.hk

Alternatively, shareholders may contact Ms. Chow of the Company at +852 3121 8888.

Personal data collection statement: “Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”). Your supply of Personal Data to the Company pursuant to this announcement is on a voluntary basis. Where there is any failure to provide sufficient information, the Company may not be able to process your instructions and/or requests. Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for verification and record purposes. You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be made in writing to the Personal Data Privacy Officer of the Company’s share registrar.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 12 May 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.